July 21, 2014

VIA EDGAR

Ms. Karen Rossotto
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC  20549-4720

Re:	American Century Investment Trust (the “Registrant”) (File Nos. 33-65170; 811-07822)

Dear Ms. Rossotto:

Please find below our responses to your comments that we discussed on June 18, 2014, regarding Post-Effective Amendment No. 49, filed on May 1, 2014, to the Registrant’s registration statement for the Strategic Income and Short Duration Strategic Income funds (the “Funds”).  For your convenience, we restated each of your comments prior to our responses.

1.
Comment:  The cover letter included in the filing of Post-Effective Amendment No. 49 also included a reference to a new series, Floating Rate Income Fund, which was not included in the filing.  Please confirm that this series was intentionally omitted from the filing.

Response:  We hereby confirm that Floating Rate Income Fund was intentionally omitted from Post-Effective Amendment No. 49.  The reference to this fund in the cover letter was inadvertently included.  We are not seeking to add Floating Rate Income Fund as a series of the Registrant at this time.

2.	Comment: Please add a footnote to the fees and expenses table indicating that other expenses are based on estimates for the current fiscal year.

Response:  We added the footnote as requested.

American Century Investments
P.O. Box 410141, 4500 Main Street	1-800-345-2021 or 816-531-5575
Kansas City, MO 64141-0141	www.americancentury.com

Ms. Karen Rossotto
July 21, 2014

3.
Comment:  For Short Duration Strategic Income, please confirm that the fee waiver is expected to continue for at least a one year period.  In addition, please confirm that the waiver is reflected in the fee example.

Response:  We hereby confirm that the management fee waiver for Short Duration Strategic Income is expected to continue for at least one year and is reflected in the fee example calculation.

4.	Comment: In the Fund Summary, please include a reference to “junk bonds” the first time investments in high-yield securities are mentioned.

Response:  We have updated the disclosure in the Principal Investment Strategies section of the Fund Summary for each Fund to include a reference to “junk bonds” as requested.

5.	Comment: If the Funds will be selling credit default swaps, please confirm that each Fund will segregate assets to cover the full notional value of such positions.

Response:  We hereby confirm that the Funds’ policies will require asset segregation sufficient to cover the full notional value of any sales of credit default swaps.

6.	Comment: Please briefly explain, in plain English, the meaning of the term “hedging” in the Funds’ principal investment strategies.

Response:  We have revised the disclosure in the Funds’ principal investment strategies to include a brief description of “hedging.”

7.	Comment: For the Short Duration Strategic Income fund, please explain that when discussing a fund’s duration, that the term duration describes a measure of volatility rather than a measure of time.

Response:  The disclosure in the Short Duration Strategic Income fund’s principal investment strategies does indicate that duration reflects the fund’s “relative sensitivity of a security’s market value to changes in interest rates.  The longer the weighted average duration of the fund’s portfolio, the more sensitive its market value is to interest rate fluctuations.”  We believe this disclosure adequately explains the meaning of the term duration and indicates it is a volatility measure.

8.	Comment: For the Short Duration Strategic Income fund, please add to the Fund Summary an example of how duration impacts the Fund’s portfolio.

Ms. Karen Rossotto
July 21, 2014

Response:  As requested, we have added an example to the Fund Summary to describe the impact of duration on the Fund’s portfolio.

9.	Comment: Please provide a separate risk factor related to high-yield investments.

Response: As requested, we have included a separate risk factor related to high-yield investments in lieu of just discussing high-yield investments in the broader credit risk disclosure.

10.
Comment:  Consistent with recent guidance from the Investment Management Division, please review applicable derivatives risk disclosure to ensure that the disclosure is tailored to the specific risks of each Fund.

Response: We have reviewed the Funds’ disclosure related to derivatives and the applicable risks to tailor the discussion to the specific risks of these Funds.

11.	Comment: Please include a separate counterparty risk.

Response: We have added a separate counterparty risk factor as requested.

12.	Comment: To the extent active trading and/or ETFs are principal investment strategies of the Funds, please add appropriate risk disclosure.

Response:  We have added additional disclosure to indicate the risks associated with active and frequent trading.  We do not believe that the use of ETFs will be a principal investment strategy for the Funds, so no additional risk disclosure was added related to those investments.

13.	Comment: In the Objectives Strategies and Risks section, please include a reference to “junk bonds” the first time investments in high-yield securities are mentioned.

Response: We have updated the disclosure in the Objectives, Strategies and Risks section for each Fund to include a reference to “junk bonds” as requested.

14.
Comment:  If a description of the Funds’ investment policies and procedures with respect to the disclosure of portfolio holdings are included on the Funds’ website, please include a reference to an appropriate web address as required by Form N-1A.

Response: The Funds do not include a description of their policies and procedures with respect to the disclosure of portfolio holdings on their website.  As such, this disclosure was omitted as permitted by Form N-1A.

Ms. Karen Rossotto
July 21, 2014

15.
Comment:  Junk bonds are generally defined as any debt security that is below investment grade.  Please clarify the definition of high-yield securities and what the advisor considers to be in that category.  Specifically discuss the advisor’s ability to determine the credit quality of a given security for purposes of the Funds’ investment policies.

Response:  The advisor considers high-yield or “junk bond” securities to be anything rated by an independent rating agency below investment grade.  Investment grade securities are those that are rated in one of the the highest four credit quality categories by an independent rating agency.  Disclosure in the prospectus indicating that the advisor can determine that a bond is “of similar quality” to an investment grade bond or high-yield bond and categorize it as such for purposes of the Funds’ investment policies is merely intended to give the advisor the flexibility to categorize unrated bonds as either investment grade or high-yield depending on its own evaluation.  The advisor would not use this authority to ignore or modify the rating given to a particular security by an independent rating service.

16.
Comment:  In the Fund Management Team section, please add “jointly” to the second paragraph to indicate that the portfolio managers are “jointly and primarily responsible for the day-to-day management of the fund.”

Response: We have modified the disclosure to add the word “jointly” as requested.

17.	Comment: Explain the difference in the unified management fee for Institutional and R6 Class shares.

Response:  As noted in the Fees and Expenses table of the prospectus, the unified management fee for Funds are 0.74% for the Investor, A, C and R Classes, 0.54% for the Institutional Class and 0.49% for R6 Class.  The Multiple Class Information section of the prospectus explains the difference in the Institutional and R6 Classes’ unified management fees as follows:

The fund offers multiple classes of shares. The classes have different fees, expenses and/or minimum investment requirements. The difference in the fee structures between the classes is the result of their separate arrangements for shareholder and distribution services. It is not the result of any difference in advisory or custodial fees or other expenses related to the management of the fund’s assets, which do not vary by class. The Institutional Class and R6 Class shareholders do not require the same level of shareholder and administrative services from the advisor as shareholders of the other classes.  In addition, American Century does not pay any service, distribution or administrative fees to financial intermediaries for

Ms. Karen Rossotto
July 21, 2014

R6 Class shares.  As a result, the advisor is able to charge these classes lower unified management fees. Different fees and expenses will affect performance.

18.	Comment: For the Strategic Income Fund, disclose the Fund’s duration or maturity policy in the Fund Summary.

Response: We have updated the Principal Investment Strategies section of the Fund Summary as requested to add a discussion of the Fund’s policy with respect to weighted average maturity.

19.
Comment:  Please modify the section in the Statement of Additional Information titled Equity Equivalents to give specific examples of what types of securities are included in this discussion.  If depositary receipts are considered a principal investment strategy of the Funds, please provide separate strategy and risk disclosure related to investments in these types of securities.

Response:  We have updated the Equity Equivalents section of the Statement of Additional Information to include additional examples of these types of securities.  The use of depositary receipts is not a principal investment strategy for either of these Funds; as such we have not added any additional disclosure to the prospectus related to these investments.

In responding to your comments, we acknowledge that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

If you have any questions with regard to the above responses, please contact the undersigned at ryan_blaine@americancentury.com or 816-340-4414.

Sincerely,

/s/ Ryan L. Blaine
Ryan L. Blaine
Assistant Secretary